HORWITZ, CRON & ARMSTRONG, LLP
                                Attorneys at Law

                           26475 Rancho Parkway South
                          Lake Forest, California 92630
                            Telephone (949) 540-6540
                            Facsimile (949) 540-6578


                                November 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

     Re: Goff Corporation (the "Company")
         Registration Statement on Form S-1
         File No. 333-176509

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on November 10, 2011, or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                By: /s/ Lawrence Horwitz
                                   ---------------------------------
                                Name:  Lawrence Horwitz
                                Title: Attorney for Goff Corporation